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                            October 24, 2023

       Michael Korenko
       Chief Executive Officer
       Vivos Inc.
       719 Jadwin Avenue
       Richland, Washington 99352

                                                        Re: Vivos Inc.
                                                            Post-Qualification
Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 10,
2023
                                                            File No. 024-11627

       Dear Michael Korenko:

              We have reviewed your post-qualification amendment and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A filed October 10, 2023

       Plan Of Distribution
       Investors' Tender of Funds, page 55

   1. We note your disclosure that you currently have outstanding promissory notes that may be exchanged for shares of
the common stock being offered. Please describe the investors who could exercise this
exchange, and clarify how this will impact the proceeds from the offering and your
operations, including through the addition of risk factor disclosure.
                                                        Please also disclose
the total amount of promissory notes that could be exchanged for the common stock being
offered and describe any matters upon which acceptance is
                                                        conditioned. Finally,
please tell us what consideration you have given to the potential application of the
tender offer rules, and how you would structure the exchange of promissory notes for
common stock to comply with Regulation 14E and Regulation A.
                                                        We may have additional
comments upon review of your response.
 Michael Korenko
Vivos Inc.
October 24, 2023
Page 2
Index to Exhibits, page 59

2. Please revise the number of common shares referenced in the opinion of counsel filed as
       Exhibit 12.1 for consistency with the number of shares of common stock disclosed in the offering circular.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

FirstName LastNameMichael Korenko                            Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameVivos Inc.
                                                             Services
October 24, 2023 Page 2
cc:       Daniel W. Rumsey, Esq.
FirstName LastName